[LETTERHEAD OF AMERICAN PARAMOUNT GOLD CORP.]


February 15, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention: H. Roger Schwall

Dear Sirs:

Re: American Paramount Gold Corp. ("the Company")
    Registration Statement on Form S-1 Filed January 13, 2011, as amended
    File No. 333-171681
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In connection with the Company's above referenced Form S-1 Registration
Statement, the Company hereby requests acceleration of the effective date of the Registration Statement to 4:30 p.m. (EST) Thursday, February 17, 2011 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that

     * should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

     * the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement's disclosures; and

     * the Company may not assert the Commission's comments or the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.


We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

                                        Yours truly,

                                        AMERICAN PARAMOUNT GOLD CORP.


                                        Per: /s/ Ann Dumyn
                                            ------------------------------------
                                            Ann Dumyn
                                            Chief Financial Officer